FORUM FUNDS
THREE CANAL PLAZA, SUITE 600
PORTLAND, MAINE 04101
207-347-2090

August 15, 2013

VIA EDGAR TRANSMISSION

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forum Funds (the "Registrant"): DF Dent Small Cap Growth Fund (the "Fund") (File Nos. 811-03023 and 2-67052)

Dear Ms. Browning:

On April 16, 2012, Forum Funds (the "Registrant") filed Post-Effective Amendment No. 357 ("PEA 357") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect an initial prospectus and statement of additional information (together, the "Offering Documents") for a proposed new series of Registrant, the DF Dent Small Cap Fund (the "Fund") (accession number 0001435109-12-000053). You provided comments on PEA 357 via telephone on June 6, 2012. By subsequent filing (accession number 0001435109-12-000300), Registrant withdrew the Registration Statement for the Fund due to unfavorable market conditions.

Registrant now intends to launch the Fund. Accordingly, filed herewith are revised Offering Documents for the Fund which seek to respond to your comments on PEA 357 and otherwise update the Fund's disclosure. Below is a summary of your June 6, 2012 comments and Registrant's responses to those comments.  Defined terms used below have the same meanings as in the Fund's Offering Documents.  The changes to the Fund's Offering Documents described below are included in PEA No. 422 filed on August 15, 2013, pursuant to Rule 485(a) of Regulation C under the Securities Act of 1933.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) Staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1: We note that the Fund intends, as part of its principal investment strategies, to invest in ETFs.  The Fee Table, however, does not include a line item for Acquired Fund Fees and Expenses ("AFFE").  Please confirm that, notwithstanding the Fund's investment in ETFs, AFFE will not exceed 0.01%, or include a separate line item in the Fee Table for AFFE.

U.S. Securities and Exchange Commission
August 15, 2013

Response: Although the Fund intends to invest in ETFs, its AFFE will not exceed 0.01% of the Fund's total operating expenses.

Comment 2: Please state whether the Fund has adopted a Distribution and/or Service (12b-1) Plan. If so, please revise the Distribution and/or Service (12b-1) Fee line item in the Fee Table to 0.00% and add a footnote to the Fee Table stating that the Board has adopted a resolution not to implement a 12b-1 Fee at the present time.

Response: The Fund confirms that it has not adopted a Distribution and/or Service (12b-1) Fee.

Comment 3: Please file the contractual fee wavier agreement ("Expense Cap") as an exhibit to the amended filing. In addition, please confirm that the Registrant would file a supplement to the Prospectus amending disclosure concerning the fee waiver if the Board were to approve a change to or elimination of the Expense Cap before the end of the 1 year period from the date of the Prospectus.

Response: The Fund confirms that it will file the Expense Cap once it is approved by the Trust's Board of Trustees ("Board") and would file a supplement to the Prospectus making the changes to the Fee Table, if the Board were to approve an increase or the elimination of the fee waiver.

Comment 4: In the Expense Example, please confirm that the 3 Years costs amount reflects the expiration of the fee waiver after October 31, 2014. If not, please revise the Expense Example accordingly.

Response: Registrant has revised the disclosure to include the three-year Expense Cap estimates in the Example.

Comment 5: Confirm all principal investment strategies and risks are included as required by Item 4 of Form N-1A or revise the disclosure accordingly.

Response:  Registrant confirms that all principal investment strategies and risks are included as required by Item 4 of Form N-1A.

Comment 6: In the Principal Investment Strategies section, please disclose whether the ADRs in which the Fund invests as a principal strategy are sponsored and/or unsponsored. Please revise the "ADR Risk" disclosure in Item 4 to address the risks associated with each, if applicable.

Response: Registrant has added unsponsored ADRs and revised the Fund's ADR risk disclosure consistent with the Staff's comment.

Comment 7: The Fund defines small market capitalization companies to be those whose market capitalization are within the range of capitalizations during the most recent 36-month period of companies in the Russell 2000 Index or the S&P SmallCap 600 Index (based on calendar year-end data). Please consider revising the disclosure to shorten the 36-month period as the capitalization range may vary widely across an extended period. Also, please consider disclosing the actual dollar amount of the capitalization range and the date that it is as of, which would be the most recent calendar year end, in this section or under Item 9.

U.S. Securities and Exchange Commission
August 15, 2013

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 8: In the Principal Investment Strategies section, please clarify how the Fund defines U.S. companies. In addition, please consider amending the disclosure to remove "including" in favor of a specific list of equity types.

Response:  Registrant has revised the disclosure, as appropriate, consistent with the Staff's comment.

Comment 9: In the Principal Investment Strategies section, please provide additional disclosure clarifying the "other sources" used to conduct analyses of prospective investments. In addition, please clarify the meaning of "leaders," "consistent producers" and "exhibit sustainable growth."

Response: Registrant has revised the disclosure with respect to "other sources" consistent with the Staff's comment. Registrant notes that the Fund's Item 9 disclosure clarifies the meaning of "leaders," "consistent producers" and "exhibit sustainable growth."

Comment 10: Please state whether the Fund will invest up to 20% in any security types outside of the Fund's investment policy, and if so, please revise the Principal Investment Strategies and Risks sections accordingly.

Response: Registrant confirms that the Fund will not invest up to 20% in any security type other than those currently listed in the principal investment strategies as required by Item 4.

Comment 11: In Item 4, please specify the types of equity securities that the Fund will invest in and summarize the risks of those types of equity securities.

Response: Registrant has revised the Fund's Item 4 disclosure to identify types of equity securities in which the Fund may invest. Registrant respectfully declines to revise the Equity Risk in its Item 4 disclosure, however, to address each of these types of securities specifically. As required by Form N-1A, the Item 4 risk disclosure provided summarizes the risk related to the Fund's investments the various types of equity securities in which it may invest. Registrant believes that this disclosure is sufficiently general so as to apply to all of the types of equity securities in which the Fund may invest and is appropriate Item 4 disclosure. More extensive disclosure on each of the various types of equity securities that the Fund may invest in is included in the SAI.

Comment 12: We note that risks associated with investment in a "Registered Investment Company" are included within the Principal Investment Risks section. Please include reference to registered investment companies within the Principal Investment Strategies or amend the risk disclosure as appropriate.

Response: Registrant confirms that the Fund's principal investments will not include registered investment companies other than exchange-traded funds.

U.S. Securities and Exchange Commission
August 15, 2013

Comment 13: In light of the Fund's name and small capitalization investment policy, please enhance small capitalization company risk to include additional disclosure. If the Fund will invest in micro capitalization companies, please revise the disclosure to include the risks applicable to micro capitalization companies as well.

Response:  Registrant has revised the disclosure consistent with the Staff's comment.

Comment 14: Please remove open-ended terms from the Concept to Understand section and define "equity security" as it exists for the purposes of the Fund.

Response:  Registrant believes that the Fund's current disclosure defining the terms listed in Concepts to Understand is appropriate given the "evergreen" nature of the Prospectus and respectfully declines to revise such disclosure.

Comment 15: Please revise disclosure under Item 9 to include the provision stating that the Fund will not change its investment policy of investing at least 80% of its net asses in companies suggested by the Fund's name without providing shareholders with at least 60 days notification.

Response:  Registrant has revised the disclosure consistent with the Staff's comment.

Comment 16: Under Principal Investment Strategies section, if appropriate, please clarify disclosure regarding the Fund's investments in registered investment companies, noting that Exchange Traded Funds are registered investment companies. If the Fund's investment in registered investment companies other than Exchange Traded Funds is not a principal investment, please revise the Registered Investment Company and Exchange Traded Funds Risk under the Principal Investment Risks section accordingly.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 17: In the Fund Expenses section, please confirm whether service provider waivers will be in effect when the Fund will become operational. If not, state in plain English that, to the extent that a waiver could be in effect in the future, it may be voluntary and would not be related to or affect the Adviser's contractual waiver.

Response:  Registrant has revised the disclosure consistent with the Staff's comment.

Comment 18: The paragraph preceding the "Annual Returns as of December 31" bar chart for the Adviser's past performance states, "The Average Annual Return figures reflect performance net of all investment advisory fees and transaction costs."  Please confirm that the data shown is net the actual fees charged to the accounts in the Composite and, if such fees were lower than the fees the Fund pays, state that the performance of the Fund would be lower than the Composite.

Response: The Adviser confirmed to Registrant that the data shown is net of investment advisory fees and transaction costs charged to the accounts in the Composite and that the Fund's current disclosure, stating that the performance of the DF Dent Small Cap Growth Fund would have been lower than the Composite, is appropriate and consistent with the Staff's comment.

U.S. Securities and Exchange Commission
August 15, 2013

Comment 19: With respect to the statement in the "General Information" section that "Under unusual circumstances, such as in the case of an emergency, the Fund may calculate its NAV and accept and process shareholder orders when the NYSE is closed," please specify the circumstances in which this may occur and explain how the Fund may accept and process shareholder orders under such circumstances in compliance with Rule 22c-1 of the 1940 Act.

Response: Consistent with the Staff's comment, Registrant has revised the disclosure to state that "the Fund may, only in the case of an emergency, calculate its NAV and accept and process shareholder orders when the NYSE is closed."

Comment 20: In the "General Information" section, please revise the disclosure regarding the Fund's "right to refuse any purchase request" to include the timing of shareholder notification of such refusal. Alternatively, please provide such disclosure in a different section of the prospectus.

Response: Registrant notes that the Fund, though required to accept redemptions, is not required to accept purchases and may decline any purchase order at any time. Accordingly, Registrant respectfully declines this comment.

Comment 21: In discussing the fair valuation process and the determination that a market price is reasonably unreliable under the "When and How NAV is Determined" section, please add disclosure stating that what entity is responsible for such determinations.

Response: Consistent with the Staff's comment, Registrant has revised the disclosure as follows, "If market prices are not readily available or the Fund reasonably believes that they are unreliable, such as in the case of a security value that has been materially affected by events occurring after the relevant market closes, the Fund is required to value such securities at fair value as determined in good faith using procedures approved by the Board. The Board has delegated day-to-day responsibility for fair valuation determinations in accordance with the procedures to a Valuation Committee composed of management members who are appointed to the Committee by the Board. The Committee makes such determinations under the supervision of the Board. "

Comment 22: Under the "Transactions through Financial Intermediaries" section, please clarify the differences between the policies and fees of financial intermediaries from those of the Fund.

Response: As suggested by the Fund's current disclosure, the policies and fees of financial intermediaries may vary and the language, as drafted alerts investors to the potential differences. For this reason, Registrant believes that the Fund's current disclosure is appropriate and respectfully declines to revise such disclosure.

Comment 23: Under the "Anti-Money Laundering Program" section, please clarify what action will be taken for payments made in relation to purchase orders that are refused, cancelled or rescinded.

Response: Registrant notes that the Fund's current disclosure states that the Fund may withhold such proceed payments as required, and accordingly, respectfully declines to revise the Fund's disclosure in this regard.

U.S. Securities and Exchange Commission
August 15, 2013

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment 24: Please provide a supplemental confirmation that all non-principal investment strategies and risks are included in the SAI per Item 16 of Form N-1A.

Response: Registrant confirms that all non-principal investment strategies and risks are included in the SAI per Item 16 of Form N-1A.

Comment 25: Please distinguish which discussions relate to principal investment strategies and risks versus non-principal investment strategies and risks.

Response: Registrant notes that page one of the SAI includes a statement directing shareholders to the Fund's Prospectus for a discussion of the Fund's principal investment strategies and risks.

Comment 26: Please provide a supplemental confirmation that all principal investment strategies and risks in the SAI are included in the prospectus per Items 4 and 9 of Form N-1A.

Response: Registrant confirms that all principal investment strategies and risks in the SAI are included in the prospectus per Items 4 and 9 of Form N-1A.

Comment 27: Please disclose in the Investment Policies and Risks section the percentage of the Fund assets that will be invested in fixed-income securities and the credit quality of those fixed-income investments, specifically stating the lowest-quality ratings of non-investment grade fixed-income investments in which the Fund may invest.

Response: Registrant confirms that investing in fixed-income is not a principal investment strategy but respectfully declines to revise the Fund's disclosure in this regard. The current disclosure states that the Fund may invest up to 5% of assets in any fixed income security that is rated below investment grade, which includes all ratings of quality lower than the lowest investment-grade securities noted the following paragraph.

Comment 28: Please confirm whether the Fund invests in reverse repurchase agreements ("reverse repos"). If the Fund invests in reverse repos, please provide the appropriate disclosure and state the percentage of Fund assets that may be invested in reverse repos.

Response: The Adviser has advised Registrant that the Fund does not intend to engage in reverse repurchase agreements.

Comment 29: Please revise the disclosure in the Leverage Transactions - Borrowing section to clarify that the Fund's obligation to reduce borrowings in the event of a shortfall in asset coverage applies "within 3 days (excluding Sundays and holidays)."

Response: Registrant has revised the disclosure in the Investment Limitations section of the SAI consistent with the Staff's comment.

Comment 30: In the Illiquid Securities section, please discuss the steps the Fund will take to reduce its holdings if the Fund has more than 15% of its assets in illiquid securities.

U.S. Securities and Exchange Commission
August 15, 2013

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 31: Please revise the disclosure in the Investment Company Securities and Exchange Traded Funds section to state that Exchange Traded Notes ("ETNs") are different in "two important respects" and provide additional disclosure stating that ETNs are not registered under and not regulated by the Investment Company Act of 1940, as amended.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 32: The Fund's fundamental investment limitation regarding "Making Loans" indicates that the Fund may engage in securities lending. If accurate, please revise the Fund's operating policies to include a policy on securities lending and, as part of the policy, state the maximum percentage of Fund assets that may be used in the securities lending program and what which entity would hold the voting rights of any security that the Fund may lend.

Response: The Fund currently does not intend to engage in securities lending.

Comment 33: The Fund's fundamental investment limitation regarding "Concentration" indicates that the Fund may not exceed investments in more than 25% of a single industry. Please include additional disclosure concerning how the Fund determines industry classifications for the purpose of the limitation on concentration.

Response: The Fund has revised the Fund's operating policy found below the Fund fundamental investment limitations consistent with the Staff's comments.

Comment 34: In the Adviser Compensation section, please confirm that the compensation disclosed under Item 20 includes the fees received by portfolio managers for accounts other than the Fund.

Response: The Adviser confirmed to Registrant that the compensation received for all accounts managed, both the Fund and accounts other than the Fund, is a fixed base salary plus a performance bonus based on calendar year performance and paid at calendar year end.

Comment 35: Please confirm that the Fund will invest in foreign currencies and securities and, if not, amend or remove the Investments in Foreign Currencies and Securities disclosure under the Tax section.

Response: Registrant has removed the Investments in Foreign Currencies and Securities disclosure consistent with the Staff's comments.

If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2075.

Kind regards,
/s/ David Faherty
David Faherty

cc: Stacy L. Fuller, Esq.
           K&L Gates LLP